



SECU{ }ISSION

13025174
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 49337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-1-12 AND ENDING 03-31-13
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS Financial & Insurance Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 MacArthur Blvd., 8th Floor

(No. and Street)

Newport Beach   CA   92660
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Barnes   949-442-7518 x 108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA

(Name – if individual, state last, first, middle name)

11300 West Olympic Blvd., Suite 875   Los Angeles   CA   90064
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OP
6/5/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lisa Barnes _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CPS Financial & Insurance Services, Inc. _____, as
of March 31, _____, 20_13_, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None _____

_____

_____

_____ _Lisi Barnes_____

                                                        Signature

                                          _CFO / Knop_____
                                                        Title

_____ See attached (KS)
        Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ACKNOWLEDGMENT

State of California
County of _____Orange_____)

On __May 17th, 2013_____ before me, __Kyle Smith, Notary Public_____
                                                                   (insert name and title of the officer)

personally appeared __Lisa Barnes_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s)/is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same in
his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the
person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing
paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ (Seal)

KYLE SMITH
Commission # 1912536
Notary Public - California
Orange County
My Comm. Expires Nov 8, 2014

Re: Annual Audited Report - CB Financial

CPS Financial & Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2013

Contents

PART I

Report of Independent Auditor   1 - 2
Statement of Financial Condition   3
Statement of Income (Loss)   4
Statement of Changes in Shareholder's Equity   5
Statement of Changes in Financial Condition   6
Notes to Financial Statements   7 - 10

SCHEDULES

Schedule I - Computation of Net Capital
Requirements Pursuant to Rule 15c3-1   11 - 12

Schedule II – Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3   13

Schedule III – Information Relating to Possession or
Control Requirements under Rule 15c3-3   14

PART II

Report on Internal Control   15 - 16

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Report of Independent Auditor

Board of Directors
CPS Financial & Insurance Services, Inc.
Newport Beach, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. as of March 31, 2013 and related statements of income (loss), changes in shareholder's equity and changes in financial condition for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility CPS Financial & Insurance Services, Inc.'s management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

1

Board of Directors
CPS Financial & Insurance Services, Inc.
Page 2

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPS Financial & Insurance Services, Inc. as of March 31, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
May 29, 2013

CPS Financial & Insurance Services, Inc.
Statement of Financial Condition
March 31, 2013

Assets

Cash

Checking	$	8,946
Savings		23,509
Money Markets		2,590
Total Cash		35,045

Securities at Market Value		271,802
Property and equipment net of depreciation of $2,380		2,231
Investment at base value		14,011
Receivables other		3,439
Prepaid expense		500
Total Assets	$	327,028

Liabilities and Shareholder's Equity

Liabilities

Accounts payable	$	112
Commission payable		636
Total Liabilities		748

Shareholder's Equity

Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)		6,000
Paid-in capital		1,000
Retained earnings		319,280
Total Shareholder's Equity		326,280
Total Liabilities and Shareholder's Equity	$	327,028

See Accompanying Notes to Financial Statements

3

CPS Financial & Insurance Services, Inc.
Statement of Income (Loss)
For the Year Ended March 31, 2013

Revenues

Commissions	$	117,990
Other revenue (net)		2,415
Interest		228
Dividend		5,427
Mark to market - securities		(26,899)
Total Revenues	$	99,161

Expenses

Commission expense	$	33,543
Depreciation		555
FINRA fees		4,783
Licenses		5,713
Professional services		86,900
Rent		12,000
Miscellaneous		(12,495)
Total Operating Expenses		130,999
(Loss) before Tax Provision		(31,838)
Income Tax Provision		800
Net (Loss)	$	(32,638)

CPS Financial & Insurance Services, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2013

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total Equity
Balance, March 31, 2012	6,000	$ 6,000	$ 1,000	$ 351,918	$358,918
Net (Loss)				(32,638)	(32,638)
Balance, March 31, 2013	6,000	$ 6,000	$ 1,000	$ 319,280	$326,280

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Changes in Financial Condition
For the Year Ended March 31, 2013

Cash Flows from Operating Activities:

Net (loss)	$	(32,638)
Depreciation		555
Changes in operating assets and liabilities:		
Receivables other		561
Prepaid expenses		4,500
Investment		344
Accounts payable		(390)
Accrued expenses		(25,257)
Commission payable		636
Income tax payable		(3,605)

Net cash (used) by operating activities   (55,294)

Cash Flows from Investing Activities

Securities, net	14,477
Purchased equipment	(2,359)

Net cash provided from investing activities   12,118

Cash Flows from Financing Activities: 0

Net (decrease) in cash   (43,176)

Cash at beginning of year   78,221

Cash at end of year $ 35,045

SUPPLEMENTAL INFORMATION

Cash paid for income taxes:

Federal tax	$	0
State tax		800

Cash paid for interest $ 0

Note 1 - Organization and Nature of Business

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(k)(2)(i). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission. On May 11, 2009, CPS Insurance Services, the parent company sold the Company to Andrew A. Holden Family Trust.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company conducts 1 type of business as a securities broker-dealer.

- Selling variable life insurance or annuities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of variable life insurance represents the major portion of the business.

Revenue Recognition - The Company recognizes revenue upon receipt of the funds by the variable life and annuity insurance companies.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

8

Note 3 – Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2013.

**Fair Value Measurements on a Recurring Basis
As of March 31, 2012**

Assets	Level 1	Level 2	Level 3
Cash and Securities	$306,847	$ 0	$ 0

Note 4 – Related Party

The Company has paid rent for the full year, in the amount of $12,000, to its former parent company.

Note 5 – Investment

The Company has invested in a private company with a 17 percent annual rate of return. This balance represents the equity balance as of December 31, 2012 on the private company's tax return.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on March 31, 2013, the Company had net capital of $265,277 which was $260,277 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness, $748 to net capital was .3%.

Note 7 – Provision for Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The income tax provision, all current, is comprised as follows:

Federal	$ 0
State	800
	$ 800

Note 8 – Other Revenue (Net)

Other revenue (net) represents net revenue earned on the investment in a private company (See Note 5).

Pass through entity income	$2,415
Total amount (net)	$2,415

Note 9 – SIPC

The Company is not a member of the Securities Investor Protection Corporation (SIPC).

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end March 31, 2013 through May 29, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CPS Financial & Insurance Services, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
March 31, 2013

Computation of Net Capital

Total ownership equity from statement of financial condition	$	326,280
Nonallowable assets - schedule attached		(20,181)
Haircuts - schedule attached		(40,822)
Net Capital	$	265,277

Computation of Net Capital Requirements
Minimum net aggregate indebtedness -

6.66% of net aggregate indebtedness	$	50
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	260,277

Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	265,202

Computation of Aggregate Indebtedness

Total Liabilities	$	748
Percentage of aggregate indebtedness to net capital		.3%

The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation

Unaudited net capital	$	265,327
Audit adjustment - other		(50)
Audited Net Capital	$	265,277

CPS Financial & Insurance Services, Inc.
Non-Allowable Assets
March 31, 2013

Non –Allowable Assets

Property and equipment, net	$	2,231
Investment		14,011
Receivables other		3,439
Prepaid expenses		500
	$	20,181

Haircuts

Stocks at market value $271,802 @ 15%	$	40,770
Money market 2,590 @ 2%		52
	$	40,822

CPS Financial & Insurance Services, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2013

A computation of reserve requirement is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

CPS Financial & Insurance Services, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of March 31, 2013

Information relating to possession or control requirements is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
CPS Financial & Insurance Services, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of CPS Financial & Insurance
Services, Inc. (the Company), as of and for the year ended March 31, 2013, in accordance with auditing
standards generally accepted in the United States of America, I considered the Company's internal
control over financial reporting (internal control) as a basis for designing my auditing procedures for
the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing
an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an
opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made
a study of the practices and procedures followed by the Company including consideration of control
activities for safeguarding securities. This study included tests of such practices and procedures that I
considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of
aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not
carry securities accounts for customers or perform custodial functions relating to customer securities, I
did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of
differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs
of controls and of the practices and procedures referred to in the preceding paragraph and to assess
whether those practices and procedures can be expected to achieve the SEC's previously mentioned
objectives. Two of the objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions
are executed in accordance with management's authorization and recorded properly to permit the
preparation of financial statements in conformity with generally accepted accounting principles. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15

Board of Directors
CPS Financial & Insurance Services, Inc.
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
May 29, 2013